Exhibit 15.1

STATEMENT REGARDING PREDECESSOR INDEPENDENT

PUBLIC ACCOUNTANTS’ CONSENT

      We have attempted and have been unable to obtain from Arthur Andersen LLP (“Andersen”) a consent for the reissuance of their report on our consolidated balance sheets of On2 Technologies, Inc and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended, nor for the reissuance of their report on our supplemental schedule for the years ended December 31, 2001 and 2000. As such, we will be including a copy of Andersen’s prior audit reports in the filing and will prominently disclose the fact that the report is a copy and that it has not been reissued by Andersen.